BOM BRIL

RECEIVED

São Paulo, 31 de março de 2004.

2004 APR 23 A 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROTOCOLO

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
**U.S. Securities and Exchange Commission**
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

04024533

SUPPL

Ref. Bombril S/A.
N. CUSIP: 097929103
SEC F-6 File n. 333-7350
12g32b#823651

Gentleman/Madam:

We are enclosing a copy of Bombril' s Financial Reports and Statements for the three month periods ended june 30 and september 30, 2003, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Carlos Roberto Dontal
Chief Financial Officer

Cc: Monica Vieira
The Bank of New York

PROCESSED
APR 26 2004
THOMSON FINANCIAL

dlw 4/26

**Bombril S.A.**
Marg. da Via Anchieta,
Km 14 09883-000
S.B. do Campo SP Brasil
Tel.: (55-11)4366-1020
Fax: (55-11) 4368-9188

BOM BRIL

RECEIVED

2004 APR 23 A 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

São Paulo, 31 de março de 2004.

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
**U.S. Securities and Exchange Commission**
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Ref. Bombril S/A.
N. CUSIP: 097929103
SEC F-6 File n. 333-7350
12g32b#823651

Gentleman/Madam:

We are enclosing a copy of Bombril' s Financial Reports and Statements for the three month periods ended june 30 and september 30, 2003, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Carlos Roberto Dontal
Chief Financial Officer

Cc: Monica Vieira
The Bank of New York

**Bombril S.A.**
Marg. da Via Anchieta,
Km 14 09883-000
S.B. do Campo SP Brasil
Tel.: (55-11)4366-1020
Fax: (55-11) 4368-9188

RECEIVED
2004 APR 23 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**FEDERAL PUBLIC SERVICE**
**CVM – SECURITIES COMMISSION**
**ITR – QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

**Reference Date – 09/30/2003**

**Corporate Legislation**

**REGISTRATION WITH THE CVM (Securities Commission) IMPLIES NO CONSIDERATION ON THE COMPANY, AND ITS MANAGERS ARE RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION PROVIDED.**

## 01.01- IDENTIFICATION

1- CVM code: 01219-0;
2- Company name: Bombril SA;
3- CNPJ (National Roll of Legal Entities) no.: 50.564.053/0001-03;
4- NIRE (Company Registration Identification Number): 35300099711.

## 01.02- REGISTERED OFFICE

1- Full address: Rodovia Anchieta, km 14;
2- District: Rudge Ramos;
3- CEP (Postal Code): 09696-000;
4- Municipality: São Bernardo;
5- State: SP;
6- DDD (Area Code): 011;
7- Telephone no.: 4366-1001;
11- DDD: 011;
12- Fax: 4330-4275;
15- e-mail: acionista@bombril.com.br.

## 01.03- DIRECTOR OF INVESTOR RELATIONS (Company's Mailing Address)

1- Name: Carlos Roberto Dontal;
2- Full address: Rodovia Anchieta, km 14;
3- District: Rudge Ramos;
4- CEP: 09696-000;
5- Municipality: São Bernardo;
6- State: SP;
7- DDD: 011;
8- Telephone no.: 4366-1001;
12- DDD: 011;
13- Fax: 4330-4275;
16- e-mail: acionista@bombril.com.br.

## 01.04- REFERENCE / AUDITOR

CURRENT FISCAL YEAR:
1- Start: 01/01/2003;
2- End: 12/31/2003.

CURRENT QUARTER:
3- Number: 03;
4- Start: 07/01/2003;
5- End: 09/30/2003.

PREVIOUS QUARTER:
6- Number: 02;
7- Start: 04/01/2003;
8- End: 06/30/2003.

9- Auditor's name/company name: Grant Thornthon Auditores Independentes;
10- CVM code: 00802-8;
11- Name of the person technically responsible: Luiz Claudio Fontes;
12- CPF (Individual Taxpayers Roll) no. of the person technically responsible: 331.194.577-87;

## 01.05- CAPITAL STRUCTURE

| Number of shares (1,000) | 1- Current quarter 09/30/2003 | 2- Previous quarter 06/30/2003 | 3- Same quarter of last FY 09/30/2003 |
|---|---|---|---|
| **Paid-up Capital** | | | |
| 1- Common | 15,395,299 | 15,395,299 | 15,395,299 |
| 2- Preferred | 25,358,703 | 25,358,703 | 25,358,703 |
| 3- Total | 40,754,002 | 40,754,002 | 40,754,002 |
| **Treasury** | | | |
| 4- Common | 0 | 0 | 0 |
| 5- Preferred | 100 | 100 | 1,222,100 |
| 6- Total | 100 | 100 | 1,222,100 |

## 01.06- COMPANY CHARACTERISTICS

1- Company type: Commercial, Industrial and Other Companies;
2- Status: Operational;
3- Shareholding type: National privately held;
4- Activity code: 1250000 – Other Industrial Activities;
5- Main activity: Manufacture of and trade in hygiene and cleaning products;
6- Consolidation type: Total;
7- Auditors' report type: Without qualifications.

## 01.07- COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

No data provided.

## 01.08- CASH DELIBERATED ON AND/OR PAID DURING AND AFTER THE QUARTER

No data provided.

## 01.09- SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR

No data provided.

## 01.10- DIRECTOR OF INVESTOR RELATIONS

1- Date: 01/09/2004.

## 02.01- BALANCE SHEETS – ASSETS (1,000 Reals)

| 1- Code | 2- Description | 3- 09/30/2003 | 4- 06/30/2003 |
|---|---|---|---|
| 1 | Total Assets | 673,476 | 639,579 |
| 1.01 | Current Assets | 112,996 | 97,809 |
| 1.01.01 | Cash | 405 | 788 |
| 1.01.01.01 | Cash and Banks | 405 | 788 |
| 1.01.02 | Credits | 100,966 | 80,190 |
| 1.01.02.01 | Accounts Receivable from Customers | 23,496 | 25,501 |
| 1.01.02.02 | Intercompany Accounts Receivable | 0 | 0 |
| 1.01.02.03 | (- Provision for Doubtful Debtors | (3,497) | (3,246) |
| 1.01.02.04 | Securities | 5,260 | 37,270 |
| 1.01.02.05 | IRPJ (Legal Entity Income Tax) and CSLL (Contribution on Net Profit) to Recover | 36,219 | 3,969 |
| 1.01.02.06 | Dividends Receivable | 0 | 0 |
| 1.01.02.07 | Other Accounts Receivable | 36,747 | 14,305 |
| 1.01.02.08 | Advanced Expenses | 2,741 | 2,391 |
| 1.01.03 | Inventories | 11,625 | 16,831 |
| 1.01.04 | Other | 0 | 0 |
| 1.02 | Non-Current Assets | 397,230 | 380,446 |
| 1.02.01 | Miscellaneous Credits | 110,107 | 93,553 |
| 1.02.01.01 | Deferred Taxes | 102,924 | 85,693 |
| 1.02.01.02 | Deposits in Court and Tax Incentives | 4,784 | 4,752 |
| 1.02.01.03 | Real Property | 0 | 0 |

| 1- Code | 2- Description | 3- 09/30/2003 | 4- 06/30/2003 |
|---|---|---|---|
| 1.02.01.04 | Advanced Expenses | 2,379 | 3,089 |
| 1.02.01.05 | Other Accounts Receivable | 20 | 19 |
| 1.02.02 | Credits with Related Entities | 287,123 | 286,893 |
| 1.02.02.01 | With Associated Companies | 0 | 0 |
| 1.02.02.02 | With Controlled Companies | 34,718 | 34,488 |
| 1.02.02.03 | With Other Related Entities | 252,405 | 252,405 |
| 1.02.03 | Other | 0 | 0 |
| 1.03 | Permanent Assets | 163,250 | 161,324 |
| 1.03.01 | Investments | 150,428 | 148,521 |
| 1.03.01.01 | Interests in Associated Companies | 0 | 0 |
| 1.03.01.02 | Interests in Controlled Companies | 150,427 | 148,520 |
| 1.03.01.02.01 | Investments | 150,427 | 148,520 |
| 1.03.01.02.02 | Premium | 0 | 0 |
| 1.03.01.02.03 | (-) Premium Amortization | 0 | 0 |
| 1.03.01.03 | Other Investments | 1 | 1 |
| 1.03.02 | Fixed Assets | 12,822 | 12,803 |
| 1.03.03 | Deferred | 0 | 0 |

**02.02- BALANCE SHEETS – LIABILITIES (1,000 Reals)**

| 1- Code | 2- Description | 3- 09/30/2003 | 4- 06/30/2003 |
|---|---|---|---|
| 2 | Total Liabilities | 673,476 | 639,579 |
| 2.01 | Current Liabilities | 207,408 | 206,356 |
| 2.01.01 | Loan and Financing | 51,829 | 47,119 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Suppliers | 68,109 | 65,265 |
| 2.01.04 | Taxes, Levies and Contributions | 43,841 | 60,446 |
| 2.01.04.01 | IRPJ/CSLL Payable | 0 | 3,178 |
| 2.01.04.02 | Tax Liabilities | 43,841 | 54,399 |
| 2.01.04.03 | Provision for the IRPJ/CSLL | 0 | 2,869 |
| 2.01.05 | Dividends Payable | 0 | 0 |
| 2.01.06 | Provisions | 0 | 0 |
| 2.01.07 | Debts with Related Entities | 0 | 0 |
| 2.01.08 | Other | 43,629 | 33,526 |
| 2.01.08.01 | Salaries and Charges Payable | 11,726 | 10,009 |
| 2.01.08.02 | Provisions | 29,165 | 23,236 |
| 2.01.08.03 | Other Accounts Payable | 2,738 | 281 |
| 2.02 | Non-Current Liabilities | 714,114 | 597,753 |
| 2.02.01 | Loan and Financing | 30,721 | 25,959 |
| 2.02.01.01 | Financial Institutions – Overseas | 30,721 | 25,959 |
| 2.02.02 | Debentures | 0 | 0 |
| 2.02.03 | Provisions | 0 | 0 |
| 2.02.04 | Debts with Related Entities | 410,958 | 402,560 |
| 2.02.04.01 | Accounts Payable with Controlled Companies | 389,977 | 380,822 |
| 2.02.04.02 | Other Related Companies | 20,981 | 21,738 |

| 1- Code | 2- Description | 3- 09/30/2003 | 4- 06/30/2003 |
|---|---|---|---|
| 2.02.05 | Other | 272,435 | 169,234 |
| 2.02.05.01 | Tax Liabilities | 268,629 | 165,286 |
| 2.02.05.02 | Other Liabilities | 3,806 | 3,948 |
| 2.03 | Income for Future Periods | 0 | 0 |
| 2.05 | Net Equity | (248,046) | (164,530) |
| 2.05.01 | Paid-up Capital | 585,900 | 585,900 |
| 2.05.01.01 | Capital | 585,900 | 585,900 |
| 2.05.01.02 | Treasury Shares | 0 | 0 |
| 2.05.02 | Capital Reserves | 28,627 | 28,627 |
| 2.05.02.01 | IRPJ Tax Incentives | 652 | 652 |
| 2.05.02.02 | Warrants | 27,824 | 27,824 |
| 2.05.02.03 | Sale of Treasure Shares | 151 | 151 |
| 2.05.03 | Revaluation Reserve | 0 | 0 |
| 2.05.03.01 | Owned Assets | 0 | 0 |
| 2.05.03.02 | Controlled/ Associated Companies | 0 | 0 |
| 2.05.04 | Revenue Reserves | 941,904 | 941,904 |
| 2.05.04.01 | Legal Reserve | 53,063 | 53,063 |
| 2.05.04.02 | Statutory Reserve | 0 | 0 |
| 2.05.04.03 | Contingency Reserve | 0 | 0 |
| 2.05.04.04 | Realizable Profits Reserve | 888,841 | 888,841 |
| 2.05.04.05 | Retained Earnings | 0 | 0 |
| 2.05.04.06 | Special Reserve for Non-Distributed Dividends | 0 | 0 |
| 2.05.04.07 | Other Revenue Reserves | 0 | 0 |
| 2.05.05 | Retained Earnings/Loss | (1,804,477) | (1,720,961) |

## 03.01- INCOME STATEMENT (1,000 Reals)

| 1- Code | 2- Description | 3- 07/01/2003 to 09/30/2003 | 4- 01/01/2003 to 09/30/2003 | 5- 07/01/2002 to 09/30/2002 | 6- 01/01/2002 to 09/30/2002 |
|---|---|---|---|---|---|
| 3.01 | Gross Sale and/or Service Revenues | 105,720 | 348,116 | 156,116 | 453,756 |
| 3.02 | Deductions for Gross Revenues | (29,498) | (99,010) | (11,710) | (84,476) |
| 3.03 | Net Sale and/or Service Revenues | 76,222 | 249,106 | 144,406 | 369,280 |
| 3.04 | Cost of Sold Goods and/or Services | (48,100) | (171,159) | (92,080) | (211,368) |
| 3.05 | Gross Income | 28,122 | 77,947 | 52,326 | 157,912 |
| 3.06 | Operating Expenses/Revenues | (133,032) | (1,957,319) | 395,420 | 594,117 |
| 3.06.01 | Sales Revenues | (27,041) | (77,359) | (32,057) | (90,401) |
| 3.06.01.01 | Personnel Expenses | (3,903) | (13,937) | (2,423) | (11,920) |
| 3.06.01.02 | Advertising Expenses | (11,835) | (33,156) | (16,927) | (48,253) |
| 3.06.01.03 | Freight Expenses | (5,326) | (15,760) | (5,351) | (15,549) |
| 3.06.01.04 | Provision for Doubtful Debtors | 0 | 0 | 0 | 0 |
| 3.06.01.05 | Third Party Services | (241) | (4,235) | (1,636) | (4,537) |
| 3.06.01.06 | Traveling Expenses | (661) | (2,062) | (698) | (1,828) |
| 3.06.01.07 | Lease Expenses | (963) | (2,758) | (1,010) | (2,979) |
| 3.06.01.08 | Other Expenses | (4,112) | (5,450) | (4,012) | (5,335) |
| 3.06.02 | General and Management Expenses | (7,499) | (23,180) | (8,201) | (18,582) |
| 3.06.02.01 | Personnel Expenses | (2,064) | (10,145) | (4,622) | (10,632) |
| 3.06.02.02 | Third Party Services | (2,826) | (5,733) | (939) | (1,752) |
| 3.06.02.03 | Depreciation / Amortization | (120) | (373) | (126) | (355) |
| 3.06.02.04 | Energy and Communications | (693) | (1,277) | (348) | (852) |
| 3.06.02.05 | Miscellaneous Materials | (120) | (442) | (163) | (437) |
| 3.06.02.06 | Traveling Expenses | (87) | (729) | (443) | (943) |
| 3.06.02.07 | Lease Expenses | (974) | (2,859) | (787) | (2,061) |
| 3.06.02.08 | Other Expenses | (615) | (1,622) | (773) | (1,550) |
| 3.06.03 | Financial | (41,318) | (13,080) | (126,634) | (214,288) |
| 3.06.03.01 | Financial Income | 1,841 | 65,644 | 22,259 | 65,792 |
| 3.06.03.02 | Financial Expenses | (43,159) | (78,724) | (148,893) | (280,080) |

| 1- Code | 2- Description | 3- 07/01/2003 to 09/30/2003 | 4- 01/01/2003 to 09/30/2003 | 5- 07/01/2002 to 09/30/2002 | 6- 01/01/2002 to 09/30/2002 |
|---|---|---|---|---|---|
| 3.06.04 | Other Operating Revenues | 4,764 | 9,556 | 21,309 | 21,662 |
| 3.06.05 | Other Operating Expenses | (63,243) | (1,610,170) | (2,733) | (11,462) |
| 3.06.05.01 | Extraordinary Items | (23,692) | (1,551,395) | 0 | 0 |
| 3.06.05.02 | Other | (39,551) | (58,775) | 0 | 0 |
| 3.06.06 | Equity Accounting income | 1,305 | (243,086) | 543,736 | 907,188 |
| 3.07 | Operating Income | (104,910) | (1,879,372) | 447,746 | 752,029 |
| 3.08 | Non-Operating Income | 651 | 2,750 | (20,543) | (17,167) |
| 3.08.01 | Revenues | 651 | 2,899 | 672 | 4,463 |
| 3.08.02 | Expenses | 0 | (149) | (21,215) | (21,630) |
| 3.09 | Income Before Tax/Interests | (104,259) | (1,876,622) | 427,203 | 734,862 |
| 3.10 | Provision for the IR (Income Tax) and Social Contribution | 0 | 0 | 0 | 0 |
| 3.11 | Deferred IR | 20,760 | 21,595 | 28,455 | 48,167 |
| 3.12 | Statutory Contributions/Interests | (16) | (450) | (401) | (233) |
| 3.12.01 | Interests | (16) | (450) | (401) | (233) |
| 3.12.01.01 | Employees | (16) | (450) | (401) | (233) |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Return on the Company's Own Capital | 0 | 0 | 0 | 0 |
| 3.15 | Profit/Loss for the Period | (83,515) | (1,855,477) | 455,257 | 782,796 |
| | NUMBER OF SHARES, EX-TREASURY (1,000) | 40,753,902 | 40,753,902 | 39,531,902 | 39,531,902 |
| | EARNINGS PER SHARE | | | 0.01152 | 0.01980 |
| | LOSS PER SHARE | (0.00205) | (0.04553) | | |

**04.01- EXPLANATORY NOTES**

**NOTE 1. SUMMARY OF THE MAIN ACCOUNTING PRACTICES AND CONSOLIDATION CRITERIA**

The financial statements for the controlling and consolidated businesses included in the quarterly information (ITR) have been prepared and are now presented in accordance with the accounting practices set forth by the Brazilian corporate legislation and complementary provisions of the Securities Commission (CVM), consistent with the main accounting practices described below:

a) Current and non-current assets:

The provision for doubtful receivables is computed based on the management's experience with losses in previous years, market conditions, and the economic situation.

The securities are shown at the applied value plus income received by the date of the balance sheets, which value is close to the market value.

The inventories are shown at the average purchase or production cost, which is lower than the replacement or realization values. Imports in transit are shown at the accumulated cost of each importation.

Other current and non-current assets are shown at their original values, plus interest and monetary variations, where applicable, or at the cost value, in the case of expenses paid in advance.

b) Permanent assets:

The permanent assets are shown at cost value and contemplate the following aspects:

- valuation interests in controlled companies by the equity accounting method;
- depreciation of the fixed assets, computed by the linear method, which takes into account the expected useful life of the assets. The depreciation of the assets owned by controlled company Bombril Cirio S.A. is computed taking into consideration the appraisal report dated on May 31, 2001.

c) Current and non-current liabilities:

These are shown at the known or computable values plus the corresponding charges and monetary variations incurred until the date of the balance sheets, where applicable.

d) Provision for contingent liabilities:

It is constituted based on the share loss risk rating, according to reports prepared by the Company and its controlled companies' legal counsel.

e) Provision for income tax and social contribution:

The provision for income tax and social contribution is computed based on the taxable income and the social contribution computation basis, according to the rates in effect on the date of the balance sheets. Deferred taxes are based on temporary differences, tax loss and negative social contribution basis according to the respective rates in effect on the date of the balance sheets. The tax losses and the negative social contribution basis may be set off on a yearly basis, observing the limit of up to 30 percent of the taxable income for the period.

f) Consolidation criteria:

For consolidation, the interests, assets and liabilities balances, revenues and expenses were eliminated, as were the unrealized profits among consolidated companies.

The financial statements of Bombril Overseas Inc., a controlled company with registered office overseas, are presented in US dollars and converted into reals at the exchange rate of September 30, 2003 (US$1.00 = R$2.9234).

## NOTE 2. INVESTMENTS (R$1,000)

The investments in Controlled/Associated companies, as valued by the equity accounting method, may be shown as follows:

| | Interest % | | Investment Amount | Equity Accounting for the Period |
|---|---|---|---|---|
| **Companies** | **Direct** | **Indirect** | | |
| Bombril Overseas Inc. | 100.00 | | 61,085 | (241,008) |
| Brilmaq Emp. Imobiliários Ltda. | 100.00 | | 26,926 | (1,783) |
| Bombril Cirio S.A. | 69.72 | 30.28 | 62,417 | (295) |
| Total | | | 150,428 | (243,086) |

The equity accounting income at Bombril Overseas Inc. includes the exchange rate variation of the investment in foreign currency.

The controlled company Bombril Cirio S.A. was organized on November 27, 2000 through the subscription for and full payment of the capital, as per Minutes of the Shareholders' Meeting for Organization. On May 31, 2001, as per the Minutes of the relevant Special Shareholders Meeting, a capital increase was approved for controlled company Bombril Cirio S.A. by the amount of R$101,365 through issuance of 101,365,057 registered voting shares of the common stock without face value, 70,664,876 of which being subscribed for by Bombril S.A., and 30,700,181 by Brilmaq Empreendimentos Imobiliários Ltda., upon checking of the fixed assets that were revalued on May 31, 2001. The appreciation amounting to R$13,817 was fully accounted for. The amount of R$13,817 is being realized by way of depreciation expenses and R$7,940 are to be realized.

A provision was constituted in the amount of R$13,817 on the investment in controlled company Bombril Cirio S.A. for the purpose of eliminating the effect of the appreciation of fixed assets.

## NOTE 3. RELATED PARTIES (R$1,000)

a) Controlling company:

| COMPANIES | NON-CURRENT ASSETS | | NON-CURRENT LIABILITIES | |
|---|---|---|---|---|
| Bombril Overseas Inc. | 32,440 | 1 | 360,737 | 1 |
| Bombril Holding S.A. | 176,438 | 2 | | |
| Cragnotti & Partners Cap. Inv. Brasil S.A. | 94,154 | 2a | | |
| C&P Overseas Ltd. | 183,143 | 3 | | |
| Societá Sportiva Lázio | | | 19,602 | 4 |
| Cirio Brasil S.A. | | | 688 | 5 |
| Bombril Cirio S.A. | | | 29,240 | 6 |
| Cirio Del Monte N.V. | 23,137 | 7 | | |
| Brilmaq Emp. Imobiliários Ltda. | 2,067 | 8 | | |
| Agropecuária Cirio Ltda. | | | 82 | 9 |
| Tevere S.A. Empreendimentos | | | 609 | |
| Prov. For Losses with Related Parties | -224,256 | | | |
| **Total** | **287,123** | | **410,958** | |

b) Consolidated:

| COMPANIES | NON-CURRENT ASSETS | | NON-CURRENT LIABILITIES | |
|---|---|---|---|---|
| Bombril Holding S.A. | 176,438 | 2 | | |
| Cragnotti & Partners Cap. Inv. Brasil S.A. | 94,154 | 2a | | |
| C&P Overseas Ltd. | 1,084,077 | 3 | | |
| Societá Sportiva Lázio | | | 19,603 | 4 |
| Cirio Brasil S.A. | | | 688 | 5 |
| Cirio Finanziária S.p.A. | | | 207,054 | |
| Cirio Del Monte N.V. | 23,137 | 7 | | |
| Agropecuária Cirio Ltda. | | | 82 | 9 |
| C&P Cap. Invest. N.V. | 426,205 | | | |
| Tevere S.A. Empreendimentos | | | 609 | |
| Cirio Finanziária Luxemburgo | | | 7,668 | |
| Cirio Luxemburgo | | | 53,991 | |
| Prov. For Losses with Related Parties | -1,551,395 | | | |
| **Total** | **252,616** | | **289,695** | |

(1) The loan agreement with Bombril Overseas Inc. provides for charges equivalent to 100% of the CDI (Interbank Deposit Certificate), with guarantee provided by Cragnotti & Partners Capital Investment Brasil S/A and expiration on 12/31/2002, extended for an additional period of 6 (six) months commencing on 12/31/2002 upon notice from the borrower to the lender, and may be extended for a second 6 (six) months' period commencing on 06/30/2003, also upon notice from the borrower to the lender.

(2) The loan agreement with Bombril Holding S/A provides for charges equivalent to 100% of the CDI, with guarantee provided by Cragnotti & Partners Capital Investment Brasil S/A and expiration on 12/31/2002, extended for an additional period of 6 (six) months commencing on 12/31/2002 upon notice from the borrower to the lender, and may be extended for a second 6 (six) months' period commencing on 06/30/2003, also upon notice from the borrower to the lender.

(2a) The loan agreement with Cragnotti & Partners Capital Investment Brasil S/A provides for charges equivalent to 100% of the CDI, with guarantee provided by Cirio Holding SpA and expiration on 12/31/2002, extended for an additional period of 6 (six) months commencing on 12/31/2002 upon notice from the borrower to the lender, and may be extended for a second 6 (six) months' period commencing on 06/30/2003, also upon notice from the borrower to the lender.

(3) The loan agreement between Bombril S/A and C&P Overseas Ltd., in the amount of R$183,142 thousand, provides for charges equivalent to 100% of the CDI, with guarantee provided by Cragnotti & Partners Capital Investment Brasil S/A and expiration on 12/31/2002, extended for an additional period of 6 (six) months commencing on 12/31/2002 upon notice from the borrower to the lender, and may be extended for a second 6 (six) months' period commencing on 06/30/2003, also upon notice from the borrower to the lender.

(4) The loan agreement with Societá Sportiva Lázio S.p.A. provides for charges equivalent to 10% per year plus the exchange variation of the Euro and expiration on 06/30/2001, and may be extended for consecutive periods of one year.

(5) The loan agreement with Cirio Brasil S/A provides for charges equivalent to 100% of the CDI, with guarantee provided by Bombril Holding S/A and expiration on 12/31/2002, extended for an additional period of 6 (six) months commencing on 12/31/2002 upon notice from the borrower to the lender, and may be extended for a second 6 (six) months' period commencing on 06/30/2003, also upon notice from the borrower to the lender.

(6) The loan agreement with Bombril Cirio S/A provides for charges equivalent to 100% of the CDI until September 2002 and no charges thereafter, with guarantee provided by Bombril Holding S/A and expiration on 12/31/2002, extended for an additional period of 6 (six) months commencing on 12/31/2002 upon notice from the borrower to the lender, and may be extended for a second 6 (six) months' period commencing on 06/30/2003, also upon notice from the borrower to the lender.

(7) This refers to credits granted by Bombril Holding S.A. for the sale of shares of Cirio Brasil S.A. that were held thereby to Cirio Del Monte N.V.

(8) The loan agreement with Brilmaq Empreendimentos Imobiliários Ltda. provides for no restatement, with guarantee provided by Cirio Holding SpA and expiration on 12/31/2002, extended for an additional period of 6 (six) months commencing on 12/31/2002 and ending on 06/30/2003 upon notice from the borrower to the lender, and may be extended for a second 6 (six) months' period commencing on 06/30/2003, also upon notice from the borrower to the lender.

(9) The loan agreement with Agropecuária Cirio Ltda. provides for charges equivalent to 100% of the CDI, with guarantee provided by Cragnotti & Partners Capital Investment Brasil S/A and expiration on 12/31/2002, extended for an additional period of 6 (six) months commencing on 12/31/2002 upon notice from the borrower to the lender.

## NOTE 4. OTHER LOAN AND FINANCING INFORMATION

A) On September 30, 2003 637,189 thousand preferred shares, in an amount equivalent to 637,189 ADRs, were deposited with the Bank of New York.

B) According to the Minutes of the Meeting of the Board of Directors held on February 5, 1999, a program by the name of "EURO 200,000 GUARANTEED NOTE PROGRAM" was approved by unanimous vote for the issuance of notes overseas with indefinite term, with Italy-based company Cirio Holding S.p.A. acting as the guarantor, and Bozano, Simonsen Limited as "Arranger" and "Lead Manager", whereby the Company may issue notes overseas from time to time. On February 18, 1999 the first tranche was issued in the amount of Euro 40,000, with interest rate of 8% per year and maturity on February 18, 2007. The second tranche was issued on May 27, 1999 in the amount of Euro 60,000, with interest rate of 9.25% per year and maturity on May 27, 2007. A portion of these

notes has been held by Bombril Overseas Inc. since May 31, 2001 and is classified in the non-current liabilities account under controlled and related companies. These amounts were eliminated in the consolidated financial statements.

C) On December 18, 2000 a program was approved for the issuance of notes overseas by controlled company Bombril Overseas Inc. This program was named "GUARANTEED SHORT-TERM NOTE PROGRAM", with Bombril S.A. acting as guarantor of the operation, and Eurovest Global Securities Inc. as "Arranger". The maximum term for the issue of said notes is 24 months, and the value thereof may not exceed US$50,000. The first tranche was issued on January 4, 2001 in the amount of US$20,000, with interest rate of 11.25% per year and maturity on January 4, 2002. On January 17, 2001, the second tranche was issued in the amount of US$15,000, with interest rate of 10.75% and maturity on January 17, 2002. The third tranche was issued on February 20, 2001 in the amount of US$15,000, with interest rate of 10.5% per year and maturity on February 20, 2002. The balance payable on December 31, 2001 in respect of this operation amounts to R$121,621, as shown in the Consolidated Financial Statements. As described in explanatory note **no. 4 (D)**, in March 2002 controlling company Cirio Finanziaria S.p.A. settled the three tranches of the Guaranteed Short-Term Note Program, which were outstanding on December 31, 2001. For the periods between the maturity dates of the Note Program series of securities and the settlement dates, the accrued interest was equivalent to that of the coupons for the notes themselves.

D) A strategic decision was made for Italy-based controlling company CIRIO FINANZIARIA S.p.A. to directly make the US$50,000 payment for the Guaranteed Short-Term Note Program (the "Note Program"), the placing of which in the international market was performed by issuer Bombril Overseas Inc. in three tranches, the first of which in the amount of US$20,000 on January 4, 2001, and the two others in the amount of US$15,000 each on January 17 and February 20, 2001. The settlement of the amounts due by the issuer in accordance with the Note Program was made directly by Italian company CIRIO FINANZIARIA S.p.A., who was already the guarantor of the Issuer's obligations, as follows: (I) the first US$35,000 were paid on March 15, 2002; (ii) the remaining US$15,000 were paid on March 22, 2002 in accordance with the directions given by the paying agent DEUTSCHE BANG AG LONDON. For the periods between the maturity dates of the Note Program series of securities and the settlement dates (March 15 and 22, 2002), the accrued interest was equivalent to that of the coupons for the notes themselves.

## NOTE 5. TAX RECOVERY PROGRAM – PAES

The Company formally opted for the Tax Recovery Program (PAES) set up by the Federal Government through Law no. 10,684, of May 31, 2003, which is designed to foster the regularization of tax and social security debts maturing by February 28, 2003, which option was formalized on July 31, 2003 upon delivery of the PAES Statement.

The total amount of these tax debts on September 30, 2003 was R$188,189 thousand, R$12,563 thousand of which payable in the short term, and R$175,626 thousand in the long term.

The Company also opted for payment in 180 monthly installments. The payment of the debts shown for consolidation has been occurring since July 2003. The installments of these debts, as paid by the Company until September 30, 2003, amount to R$248 thousand.

## NOTE 6. FINANCIAL INSTRUMENTS (As per CVM Instruction no. 235/95)

The Company uses interest rate swap derivative financial instruments aiming to protect its operating financial assets. All operations, including swap ones, are fully accounted for, representing a balance of R$5,257 thousand, and are limited to applications in fixed-income securities with financial instruments that meet financial solidity and reliability requirements according to management criteria that are revised from time to time, which are linked with financing agreements for working capital purposes.

## NOTE 7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION (R$1,000)

On September 30, they are composed as follows:

a) Composition of deferred taxes:

The deferred income tax and social contribution amounts for the controlling company and consolidated companies were computed on the temporary differences between the accounting profit and the fiscal profit, which may be demonstrated as follows:

| | Income tax and social contribution<br>2003<br>R$ |
|---|---|
| Accrued negative Social Contribution basis | 235,746 |
| % of the tax | 9% |
| Tax credit | 21,217 |
| Tax loss | 227,065 |
| % of the tax | 25% |
| Tax credit | 56,767 |
| Temporary differences | 73,354 |
| % of the tax | 34% |
| Deferred tax – Active | 24,940 |
| Total Deferred Taxes | 102,924 |

The period for recovery of tax credits arising out of tax losses, the negative social contribution basis and temporarily non-deductible provisions is supported by the Company's Profit projections, in accordance with CVM normative instruction 371/02. On September 30, 2003 these credits are expected to be realized in the 2004-2008 period, with no substantial variations in said realization.

The profit projections were prepared by the Company's Management based on forecasts and expectations for the growth potential of the Company's operations.

## NOTE 8. OPERATING INCOME

The Company's negative operating income, as accumulated until September 30, 2003 in the amount of R$1,879 million, reflects the constitution of the provision for credits receivable at the controlled and controlling companies, which are classified as extraordinary items in the amount of R$1,551 million, and also the negative equity accounting income of its controlled companies in the amount of R$243 million, thereby the actually operating income being the negative amount of R$84.8 million (see explanatory note 9.1 and comment on the operating performance).

## NOTE 9. PROVISION FOR CREDITS AND SET-OFF WITH RELATED PARTIES

### 9.1- PROVISION

In the face of the confirmed state of insolvency of CFIN and its Controlling Company "Cirio Holding S.p.A.," the Management of Bombril S/A, consistent with article 183, paragraph I, of Law 6,404/76, and with CVM Guiding Opinion no. 21, of 12/27/1990, as well as the accounting directions contained in the Conceptual Structure for Preparation and Submission of Accounting Statements (Items 85 and 89), decided to constitute a provision on June 30, 2003 to cope with any losses incurred in exercising credit rights the Company has against the business that has been declared insolvent, the computation of which, however, is exclusive of those amounts that can be set off. In this context, provisions have been constituted to cope with any losses incurred when receiving the credit rights that Bombril S.A. and Bombril Overseas Inc., a wholly-owned subsidiary of the Company, have with other related parties (Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd., and Cragnotti & Partners Capital Investment Brasil S.A.) inasmuch as we have no evidence that these companies can settle the debts.

### 9.2- SET-OFF

The Company's management, based on the legal opinion of its Italian and Brazilian legal counsels, decided to proceed with the set-off of R$15.1 million in credits receivable from Cirio Del Monte NV, having Cirio Finanziaria SpA as the guarantor, against the debt Bombril S.A. has with Cirio Finanziaria SpA itself, and a possible set-off of R$284.8 million is at a final stage of analysis by the legal counsels and the controllers of CFIN (Italian commission members).

## NOTE 10. FURTHER INFORMATION

### 10.1- MANAGEMENT BOARD

The Company's new Management Board was appointed on 07/28/2003 for the main purpose of restoring the credibility and trust environment that has always prevailed in the relationships with suppliers, customers and financial institutions.

The new board has confirmed the members of the board of directors, thereby making the management of the Company's business and affairs more stable.

On 11/10/2003, Mr. Carlos Roberto Dontal was admitted to take office as Chief Financial Officer and Director of Market Relations.

## 10.2- ECONOMIC AND FINANCIAL RESTRUCTURING

On June 25, 2003 the managements of the Trend Bank Ltd. Group, Bombril Holding S.A., Bombril S.A., and Cirio Finanziaria SpA entered into a financial restructuring and net available capital financing agreement for a term of 18 months.

## 10.3- AGREEMENT WITH SUPPLIERS

The Company is at an advanced stage of negotiation of its operating debts, which amount to more than R$59 million and involve approximately 400 suppliers.

The rearrangement of the debt has already put the supply relations and payment flows back to normal.

## 10.4- GRANTING AND COLLECTION OF CREDITS WITH RELATED PARTIES

In order to ensure the Company's rights, the management appointed the Italian legal counsel who arranged for the granting of intercompany credits in the amount of R$110.7 million with the Court of Rome.

In addition, the company's management is seeking legal means to recover credits against the other related parties.

## 10.5- BRAND EVALUATION

The Company's management has hired a renowned international consulting firm to evaluate its brand portfolio, with an emphasis on the market-leading brands. The result of this evaluation, duly interpreted in its entire context, will provide better conditions for an understanding of the company's value.

## NOTE 11. SUBSEQUENT EVENTS

### 11.1- Extraordinary Management

Cirio Finanziaria SpA, an Italy-based publicly held company owned by the controlling shareholder's economic group, had its request for admission in the extraordinary management accepted on 10/10/2003, following the declaration of state of insolvency by the Court of Rome, in accordance with article 3 of decree 270/99 —"Prodi-Bis".

### 11.2- Operating Prospects

The Economic-Financial Panorama presented herein, together with all of the aforementioned concrete actions, the unquestionable power the company has been showing in all respects and the positive macroeconomic prospects indicate that Bombril S.A. has a favorable scenario to fully recover and increase its market share.

## 05.01- COMMENT ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

## OPERATING PERFORMANCE – CONTROLLING COMPANY

This first year of administration of the new government has been marked by a strict struggle against inflation by way of a policy consisting of gradual cut-backs in the interest rate, and, as a result, a decrease in economic activity, which reflects mostly in the increased unemployment level.

In addition to the country's macroeconomic setbacks, it is opportune to analyze the context in which Bombril S/A has been operating for a better understanding of the past nine months:

November 2002 – Default overseas by the Group as a result of Cirio Finanziaria Luxemburgo's failure to pay a Bond ("Eurobond") in the amount of 150 million Euros;
January/February 2003 – Repeated declarations by Bombril's indirect controlling company Cirio Finanziaria that it would sell Bombril because it was considered a non-strategic asset in its new financial restructuring plan (Livolsi/Rothschild Plan);
March/April 2003 – Constitution of legal usufruct in favor of "Companhia Newco International" on the common shares of Bombril S/A;
May/June 2003 – The Chief Executive Officer and Chief Financial Officer left Bombril S/A and were not promptly substituted for;
July 2003 – Through Bombril Holding, indirect controlling company Cirio Finanziaria lost control over Bombril S/A. On July 28, 2003 the Judicial Trustee appointed a new Management Board by virtue of the legal usufruct on 100% of the common shares of Bombril S/A.

The combination of these events affected mainly the credibility and reliability of Bombril S/A in its relationships with the entire system, especially Banks, Suppliers and Customers.

However, thanks to Bombril's commercial and industrial power, and particularly to its human resource assets, i.e. Employees and Directors, the company was able not only to manage the issues and carry on with the operation of a business that is so important to the shareholders, but also to protect the social aspect (despite such a tough context, the Company ensured the continuation of operations in all of the three plants: São Bernardo do Campo, Sete Lagoas, and Abreu Lima).

**The main items in the Income Statement are analyzed as follows:**

**Net Revenues:**

The net sale revenues for the third quarter (Jul-Sep) of 2003 were 47 percent lower than in the same period of the previous fiscal year, and in the aggregate (Jan-Sep) for 2003 they were 33 percent lower than the net sale revenues for the same period of 2002, while volumes decreased by 41 percent, thereby confirming a price restatement.

In spite of this decrease sales volume, it is important to point out that the market power of the company's brands allowed it to remain in the leading positions in terms of its market share, especially with its core business Bombril ("Steel Sponge").

**Cost of Sold Products:**

The share of the Cost of Sold Products in the Gross Revenues for the third quarter (Jul-Sep) of 2003 lost 13 percentage points compared to the same period of the previous fiscal year, particularly due to the operating abnormality and the financial difficulties the company went through in the market. In the aggregate (Jan-Sep) for 2003, that share gained 2 percentage points compared to the same period of 2002. Part of that adverse impact was set off by cutback in other expenses.

**Selling Expenses:**

The Selling Expenses for the third quarter (Jul-Sep) of 2003 decreased by 16 percent compared to the same period of the previous fiscal year, amounting to R$5 million, as a result of both cost reduction actions and a different marketing strategy focusing on shops rather than the conventional media. In the aggregate (Jan-Sep) for 2003, the decrease is even bigger compared to the same period of 2002, reaching R$13 million.

**General and Management Expenses:**

The General and Management Expenses for the third quarter (Jul-Sep) of 2003 were 9 percent lower compared to the same period of the previous fiscal year, while in the aggregate (Jan-Sep) for 2003 they increased by 25 percent compared with the same period of 2002, especially because of collective labor agreements and third party services.

**Net Financial Expenses:**

The Net Financial Expenses for the third quarter (Jul-Sep) of 2003, when compared to those for the same period of the previous year, fell from (R$127 million) to (R$41 million), especially because of the positive effects of the foreign exchange variation (recovery of the currency compared to the dollar/euro). In the aggregate (Jan-Sep) for 2003, when compared to the same period of 2002, the balances decreased from (R$214 million) to (R$13 million) due to the exchange effects.

**Operating Income:**

In order to understand the significant change in the aggregate Operating Income (Jan-Sep) for 2003 compared with the same period of the previous fiscal year, we need to point out the impact of "extraordinary items," which includes the provisions that were made in respect of credits with related parties and consistent with Brazilian accounting principles. Once this point is made and the variation in the Equity Accounting is understood, which variation is due exclusively to foreign exchange effects, the actual operating income for the period is (R$85 million), against (R$155 million) for the same period of 2002.

**The main items in the Balance Sheets are analyzed as follows:**

- The increase in the Current Assets for the quarter ended on 09/30/03 compared to those for the quarter ended on 06/30/03 is partially explained by the growth in the customers account, which was notably influenced by the increase in sales in September 2003.

- The reduction of 31 percent in the inventories for the quarter ended on 09/30/03 compared to the previous quarter occurred as a result of the pick-up in sales, which was more significant in September 2003.

- The Non-Current Assets for the quarter ended on 09/30/03 were around 20 percent higher than in the previous quarter.

- The Current Liabilities experienced a slight increase of 0.5 percent compared to the previous quarter, and this impact was distributed among their main accounts.

- The Non-Current Liabilities significantly increased in the quarter ended on 09/30/03 compared to the previous one, especially in the Tax Liabilities account, because of the lengthening of the tax debt profile resulting from adherence to the Federal Government's Tax Recovery Program (PAES).

## 01.01- IDENTIFICATION

1- CVM code: 01219-0;
2- Company name: Bombril SA;
3- CNPJ (National Roll of Legal Entities) no.: 50.564.053/0001-03.

## 06.01- CONSOLIDATED BALANCE SHEETS – ASSETS (1,000 Reals)

| 1- Code | 2- Description | 3- 09/30/2003 | 4- 06/30/2003 |
|---|---|---|---|
| 1 | Total Assets | 554,250 | 524,313 |
| 1.01 | Current Assets | 113,851 | 98,276 |
| 1.01.01 | Cash | 416 | 788 |
| 1.01.01.01 | Cash and Banks | 416 | 788 |
| 1.01.02 | Credits | 101,810 | 80,657 |
| 1.01.02.01 | Accounts Receivable from Customers | 23,926 | 25,902 |
| 1.01.02.02 | Intercompany Accounts Receivable | 0 | 0 |
| 1.01.02.03 | (- Provision for Doubtful Debtors | (3,497) | (3,246) |
| 1.01.02.04 | Securities | 5,260 | 37,270 |
| 1.01.02.05 | IRPJ (Legal Entity Income Tax) and CSLL (Contribution on Net Profit) to Recover | 36,627 | 4,026 |
| 1.01.02.06 | Dividends Receivable | 0 | 0 |
| 1.01.02.07 | Other Accounts Receivable | 36,750 | 14,310 |
| 1.01.02.08 | Advanced Expenses | 2,744 | 2,395 |
| 1.01.03 | Inventories | 11,625 | 16,831 |
| 1.01.04 | Other | 0 | 0 |
| 1.02 | Non-Current Assets | 362,742 | 345,978 |
| 1.02.01 | Miscellaneous Credits | 110,126 | 93,572 |
| 1.02.01.01 | Deferred Taxes | 102,924 | 85,693 |
| 1.02.01.02 | Deposits in Court and Tax Incentives | 4,800 | 4,767 |
| 1.02.01.03 | Real Property | 0 | 0 |
| 1.02.01.04 | Advanced Expenses | 2,379 | 3,089 |
| 1.02.01.05 | Other Accounts Receivable | 23 | 23 |
| 1.02.02 | Credits with Related Entities | 252,616 | 252,406 |
| 1.02.02.01 | With Associated Companies | 0 | 0 |
| 1.02.02.02 | With Controlled Companies | 0 | 0 |
| 1.02.02.03 | With Other Related Entities | 252,616 | 252,406 |
| 1.02.03 | Other | 0 | 0 |
| 1.03 | Permanent Assets | 77,657 | 80,059 |
| 1.03.01 | Investments | 14 | 14 |
| 1.03.01.01 | Interests in Associated Companies | 0 | 0 |
| 1.03.01.02 | Interests in Controlled Companies | 0 | 0 |
| 1.03.01.02.01 | Investments | 0 | 0 |
| 1.03.01.02.02 | Premium | 0 | 0 |
| 1.03.01.02.03 | (-) Premium Amortization | 0 | 0 |

| 1- Code | 2- Description | 3- 09/30/2003 | 4- 06/30/2003 |
|---|---|---|---|
| 1.03.01.03 | Other Investments | 14 | 14 |
| 1.03.02 | Fixed Assets | 77,643 | 80,045 |
| 1.03.03 | Deferred | 0 | 0 |

## 06.02- CONSOLIDATED BALANCE SHEET – LIABILITIES (1,000 Reals)

| 1- Code | 2- Description | 3- 09/30/2003 | 4- 06/30/2003 |
|---|---|---|---|
| 2 | Total Liabilities | 554,250 | 524,313 |
| 2.01 | Current Liabilities | 208,975 | 207,884 |
| 2.01.01 | Loan and Financing | 51,829 | 47,118 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Suppliers | 67,173 | 64,323 |
| 2.01.04 | Taxes, Levies and Contributions | 45,055 | 61,878 |
| 2.01.04.01 | IRPJ/CSLL Payable | 0 | 3,289 |
| 2.01.04.02 | Tax Liabilities | 45,046 | 55,720 |
| 2.01.04.03 | Provision for the IRPJ/CSLL | 9 | 2,869 |
| 2.01.05 | Dividends Payable | 0 | 0 |
| 2.01.06 | Provisions | 0 | 0 |
| 2.01.07 | Debts with Related Entities | 0 | 0 |
| 2.01.08 | Other | 44,918 | 34,565 |
| 2.01.08.01 | Salaries and Charges Payable | 11,749 | 9,993 |
| 2.01.08.02 | Provisions | 29,601 | 23,226 |
| 2.01.08.03 | Other Accounts Payable | 3,568 | 1,346 |
| 2.02 | Non-Current Liabilities | 593,320 | 480,959 |
| 2.02.01 | Loan and Financing | 30,721 | 25,959 |
| 2.02.01.01 | Financial Institutions – Overseas | 30,721 | 25,959 |
| 2.02.02 | Debentures | 0 | 0 |
| 2.02.03 | Provisions | 0 | 0 |
| 2.02.04 | Debts with Related Entities | 289,695 | 285,726 |
| 2.02.04.01 | Accounts Payable with Controlled Companies | 0 | 0 |
| 2.02.04.02 | Other Related Companies | 289,695 | 285,726 |
| 2.02.05 | Other | 272,904 | 169,274 |
| 2.02.05.01 | Tax Liabilities | 269,098 | 165,326 |
| 2.02.05.02 | Other Liabilities | 3,806 | 3,948 |
| 2.03 | Income for Future Periods | 0 | 0 |
| 2.04 | Minority Interests | 0 | 0 |
| 2.05 | Net Equity | (248,045) | (164,530) |
| 2.05.01 | Paid-up Capital | 585,900 | 585,900 |
| 2.05.01.01 | Capital | 585,900 | 585,900 |
| 2.05.01.02 | Treasury Shares | 0 | 0 |
| 2.05.02 | Capital Reserves | 28,627 | 28,627 |
| 2.05.03 | Revaluation Reserve | 0 | 0 |
| 2.05.03.01 | Owned Assets | 0 | 0 |
| 2.05.03.02 | Controlled/ Associated Companies | 0 | 0 |
| 2.05.04 | Revenue Reserves | 941,904 | 941,904 |
| 2.05.04.01 | Legal Reserve | 53,063 | 53,063 |

| 1- Code | 2- Description | 3- 09/30/2003 | 4- 06/30/2003 |
|---|---|---|---|
| 2.05.04.02 | Statutory Reserve | 0 | 0 |
| 2.05.04.03 | Contingency Reserve | 0 | 0 |
| 2.05.04.04 | Realizable Profits Reserve | 888,841 | 888,841 |
| 2.05.04.05 | Retained Earnings | 0 | 0 |
| 2.05.04.06 | Special Reserve for Non-Distributed Dividends | 0 | 0 |
| 2.05.04.07 | Other Revenue Reserves | 0 | 0 |
| 2.05.05 | Retained Earnings/Loss | (1,804,476) | (1,720,961) |

**07.01- CONSOLIDATED INCOME STATEMENT (1,000 Reals)**

| 1- Code | 2- Description | 3- 07/01/2003 to 09/30/2003 | 4- 01/01/2003 to 09/30/2003 | 5- 07/01/2002 to 09/30/2002 | 6- 01/01/2002 to 09/30/2002 |
|---|---|---|---|---|---|
| 3.01 | Gross Sale and/or Service Revenues | 105,748 | 348,245 | 156,177 | 453,942 |
| 3.02 | Deductions for Gross Revenues | (29,638) | (99,438) | (11,711) | (84,482) |
| 3.03 | Net Sale and/or Service Revenues | 76,110 | 248,807 | 144,466 | 369,460 |
| 3.04 | Cost of Sold Goods and/or Services | (46,302) | (165,729) | (92,081) | (211,368) |
| 3.05 | Gross Income | 29,808 | 83,078 | 52,385 | 158,092 |
| 3.06 | Operating Expenses/Revenues | (135,522) | (1,962,458) | 395,329 | 593,937 |
| 3.06.01 | Sales Revenues | (26,592) | (76,003) | (32,057) | (90,401) |
| 3.06.02 | General and Management Expenses | (7,035) | (22,516) | (8,681) | (20,435) |
| 3.06.03 | Financial | (39,494) | (253,582) | 417,558 | 694,677 |
| 3.06.03.01 | Financial Income | (20,988) | 97,670 | 367,975 | 821,459 |
| 3.06.03.02 | Financial Expenses | (18,506) | (351,252) | 49,583 | (126,782) |
| 3.06.04 | Other Operating Revenues | 4,802 | 9,594 | 21,309 | 21,662 |
| 3.06.05 | Other Operating Expenses | (67,203) | (1,619,951) | (2,800) | (11,566) |
| 3.06.05.01 | Extraordinary Items | (23,692) | (1,551,395) | 0 | 0 |
| 3.06.05.02 | Other | (43,511) | (68,556) | 0 | 0 |
| 3.06.06 | Equity Accounting income | 0 | 0 | 0 | 0 |
| 3.07 | Operating Income | (105,714) | (1,879,380) | 447,714 | 752,029 |
| 3.08 | Non-Operating Income | 1,463 | 2,767 | (20,280) | (16,834) |
| 3.08.01 | Revenues | 650 | 2,918 | 927 | 4,796 |
| 3.08.02 | Expenses | 813 | (151) | (21,207) | (21,630) |
| 3.09 | Income Before Tax/Interests | (104,251) | (1,876,613) | 427,434 | 735,195 |
| 3.10 | Provision for the IR (Income Tax) and Social Contribution | (845) | (9) | 0 | 0 |
| 3.11 | Deferred IR | 21,595 | 21,595 | 28,226 | 47,818 |
| 3.12 | Statutory Contributions/Interests | (14) | (450) | (403) | (217) |
| 3.12.01 | Interests | (14) | (450) | (403) | (217) |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Return on the Company's Own Capital | 0 | 0 | 0 | 0 |

| 1- Code | 2- Description | 3- 07/01/2003 to 09/30/2003 | 4- 01/01/2003 to 09/30/2003 | 5- 07/01/2002 to 09/30/2002 | 6- 01/01/2002 to 09/30/2002 |
|---|---|---|---|---|---|
| 3.14 | Minority Interests | 0 | 0 | 0 | 0 |
| 3.15 | Profit/Loss for the Period | (83,515) | (1,855,477) | 455,257 | 782,796 |
| | NUMBER OF SHARES, EX-TREASURY (1,000) | 40,753,902 | 40,753,902 | 39,531,902 | 39,531,902 |
| | EARNINGS PER SHARE | | | 0.01152 | 0.01980 |
| | LOSS PER SHARE | (0.00205) | (0.04553) | | |

**08.01- COMMENT ON THE CONSOLIDATED PERFORMANCE FOR THE QUARTER**

SEE SECTION 5.

## 01.01- IDENTIFICATION

1- CVM code: 01219-0;
2- Company name: Bombril SA;
3- CNPJ (National Roll of Legal Entities) no.: 50.564.053/0001-03.

## 09.01- INTERESTS IN CONTROLLED AND/OR ASSOCIATED COMPANIES

01. Brilmaq Empreend. Imobiliários Ltda.:
CNPJ no.: 57.174.385/0001-20;
Classification: Privately-held controlled company;
Interest % in the capital of the investee: 100.00;
% of the investee's net equity: -5.05;
Company type: Commercial, industrial and other companies;
Number of shares held in the current quarter: 35,757;
Number of shares held in the previous quarter: 35,757.

02. Bombril Overseas Inc.:
Classification: Privately-held controlled company;
Interest % in the capital of the investee: 100.00;
% of the investee's net equity: -11.46;
Company type: Commercial, industrial and other companies;
Number of shares held in the current quarter: 342,050;
Number of shares held in the previous quarter: 342,050.

03. Bombril Cirio S.A.:
CNPJ no.: 04.183.724/0001-79;
Classification: Privately-held controlled company;
Interest % in the capital of the investee: 69.72;
% of the investee's net equity: -13.20;
Company type: Commercial, industrial and other companies;
Number of shares held in the current quarter: 70,675;
Number of shares held in the previous quarter: 70,675.

## 17.01- SPECIAL REVISION REPORT - UNQUALIFIED

## SPECIAL REVISION REPORT

To the managers and shareholders
Bombril S.A.

1. We made a special revision of Bombril S.A.'s individual (controlling company) and consolidated quarterly information (ITR) for the quarter ended on September 30, 2003, comprising the balance sheets, the income statement, the performance report, and the relevant information provided by your management. It is our responsibility to issue a report on this accounting information without giving any opinion.

2. Our revision was made in accordance with the specific standards set up by the Institute of Independent Auditores of Brazil (IBRACON) together with the Federal Accounting Council, and it consisted mainly of: a) questioning and discussing with the managers responsible for the company's accounting, financial and operational areas about the main criteria in place for the preparation of quarterly information; and b) revising the

information and subsequent events that have or may have relevant effects on the company's individual (controlling company) and consolidated financial position and operations.

3. According to our special revision, to our knowledge no relevant change should be made in Bombril S.A.'s individual (controlling company) and consolidated quarterly information referred to in paragraph 1 in order for said information to be consistent with the accounting principles in place in Brazil, as applied in accordance with the standards set up by the Securities Commission that are specifically applicable to the preparation of quarterly information.

4. The Company's individual (controlling company) and consolidated financial statements were prepared under the assumption that the Company will continue to operate normally in light of the contents of the explanatory notes and the performance comment on the financial statements and quarterly information, respectively, where the Company's management shows its effective efforts and its commitment to managing the operating activities focusing on the reduction of its costs and expenses and improvement of its cash generation and working capital.

São Bernardo do Campo, January 9, 2004.

Luiz Claudio Fontes
Partner-Accountant
CRC (Regional Council of Accounting) registration no. 1RJ032470/O-9 "T" PR "S" SP
Grant Thornton Auditores Independentes
CRC registration no. 2SP018281/O-0

TABLE OF CONTENTS

BOMBRIL S.A.
C.N.P.J. (National Roll of Legal Entities) no. 50.564.053/0001-03
A Publicly Held Company

RELEVANT FACT

1. The management of Bombril S/A, at a meeting held on the date hereof and attended by the Chief Executive Officer, members of the Management Board and the Supervisory Board, and the Judicial Trustee, hereby informs Messrs. Shareholders and the Market in general that Cirio Finanziaria S.p.A. ("CFIN"), an Italy-based publicly held company having a substantial financial influence on Bombril S/A, had its request for admission in the extraordinary management system accepted, which request was referred to in the Relevant Fact of Bombril S/A dated on August 1st, 2003, thereby its state of insolvency being confirmed.

2. In the face of the confirmation of insolvency of CFIN and its Controlling Company "Cirio Holding S.p.A.", the Management of Bombril S/A, in accordance with Law 6,404/76, article 183, paragraph I, and with the CVM (Securities Commission) Guiding Opinion no. 21, of December 27th, 1990, consistent with the international accounting standards, decided to constitute a provision on June 30th, 2003 in order to cope with any such losses as may be incurred in the realization of credit rights that the Company has against the company that has been declared insolvent, the computation of which is exclusive, however, of those losses which can be set off.

3. Within this context, provisions have been constituted in order to cope with any such losses as may be incurred in the receipt of credit rights that Bombril S/A and Bombril Overseas Inc., a wholly-owned subsidiary of the Company, have against the other related parties (Cragnotti & Partners Capital Investment N.V., C & P Overseas Ltd., and Cragnotti & Partners Capital Investment Brasil S/A), since we have no evidence that these companies are capable of settling the debts.

4. The Company's Management informs that all arrangements have been made before the Court of Rome for the approval of its own and its subsidiaries' credits against the insolvent company, while studies are being conducted in order to identify suitable legal proceedings for recovering credits against the other related parties.

5. Details pertaining to the credit rights referred to in this relevant fact, as well as the credits used for determining the amounts of the possible losses that have been provided for, including the aforementioned set-offs, can be found in the ITR (Quarterly Information) of June 30th and September 30th, 2003. The amounts provided for in the individual and consolidated Financial Statements of said dates are R$201 and R$1,527 million on June 2003, and R$224 and R$1,551 million in September 2003.

6. The Company remains in the ordinary course of its business in view of its proven commercial and industrial power, and mostly the outstanding quality and commitment of its human resources, as well as the high level of its relationship with the market in general.

São Bernardo do Campo, January 9th, 2004.

Wilson Antonio Nunes
Chief Executive Officer

Valder Viana de Carvalho
Chairman of the Management Board

Carlos Roberto Dontal
Chief Financial Officer and Investor Relations Director

José Paulo de Sousa
Judicial Trustee

Ugo Maria Soleri
Planning and Control Director

Luiz Antonio Stocco
Human Resources Director

José Eduardo Morato Mesquita
Chief Legal Officer